MANAGEMENT DISCUSSION & ANALYSIS

For the Quarter Ended July 31, 2008

Date Prepared: September 10, 2008

GENERAL

Management discussion & analysis (“MD&A”) is intended to supplement and complement the financial statements of Crosshair Exploration & Mining Corp. (the “Company” or “Crosshair”). The information provided herein should be read in conjunction with the Company’s unaudited interim financial statements and notes for the quarter ended April 30, 2008.

All dollar figures presented are expressed in Canadian dollars unless otherwise noted. Financial statements and summary information derived there from are prepared in accordance with Canadian generally accepted accounting principles.

Management is responsible for the preparation and integrity of the financial statements, including the maintenance of appropriate information systems, procedures and internal controls and to ensure that information used internally or disclosed externally, including the financial statements and MD&A, is complete and reliable. The Company’s board of directors follows recommended corporate governance guidelines for public companies to ensure transparency and accountability to shareholders. The board’s audit committee meets with management quarterly to review the financial statements including the MD&A and to discuss other financial, operating and internal control matters.

The reader is encouraged to review Company statutory filings on www.sedar.com and to review general information including reports and maps on the Company's website at www.crosshairexploration.com.

FORWARD LOOKING STATEMENTS

Certain of the statements made and information contained herein is “forward-looking information” within the meaning of the Ontario Securities Act. Forward-looking statements are subject to a variety of risks and uncertainties which could cause actual events or results to differ from those reflected in the forward-looking statements, including, without limitation, risks and uncertainties relating to foreign currency fluctuations; risks inherent in mine development including environmental hazards, industrial accidents, unusual or unexpected geological formations, ground control problems and flooding; risks associated with the estimation of mineral resources and reserves and the geology, grade and continuity of mineral deposits; the possibility that future exploration, development or mining results will not be consistent with the Company’s expectations; the potential for and effects of labour disputes or other unanticipated difficulties with or shortages of labour or interruptions in production; the potential for unexpected costs and expenses and commodity price fluctuations; uncertain political and economic environments; changes in laws or policies, foreign taxation, delays or the inability to obtain necessary governmental permits; and other risks and uncertainties, including those described under Risk Factors Relating to the Company’s Business in the Company’s Annual Information Form and in each MD&A.

Forward-looking information is in addition based on various assumptions including, without limitation, the expectations and beliefs of management, the assumed long term price of commodities; that the Company can access financing, appropriate equipment and sufficient labour and that the political environment will continue to support the development and operation of mining projects. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements. Accordingly, readers are advised not to place undue reliance on forward-looking statements.

DESCRIPTION OF BUSINESS AND OVERVIEW

The Company is a mineral exploration company engaged in acquiring, exploring and developing mineral properties and its focus is primarily uranium, base and precious metals. The Company does not have any producing mineral properties at this time. The Company’s business is presently focused on the exploration and evaluation of various mineral deposits in North America. The Company’s shares trade on Toronto Stock Exchange and on the American Stock Exchange.

Crosshair Exploration & Mining Corp.
Management Discussion & Analysis
For the Quarter Ended July 31, 2008
Date Prepared: September 10, 2008

The Company is currently focusing on exploration activities in the province of Newfoundland and Labrador, Canada on the following properties:

>	Central Mineral Belt (“CMB”) Uranium Project.
>	Golden Promise Project, consisting of the Golden Promise, Southern Golden Promise and Victoria Lake properties.

HIGHLIGHTS

The Company’s efforts for the first quarter of fiscal 2009 and beyond focused on:

arranging for the spin-out of its gold/VMS properties

completing the acquisition of Universal Uranium Ltd.’s properties continuing an extensive and aggressive drilling program on its CMB uranium properties

Spinout of Gold/VMS Properties

In May 2008, the Company announced a proposal to transfer its gold and volcanic-hosted massive sulphide (“VMS”) property interests to a newly-formed company, Gemini Metals Corp. ("Gemini"), in consideration for shares of Gemini. In addition, Paragon Minerals Corporation ("Paragon"), from which the Company acquired its interest in these properties, has also agreed to contribute its remaining interest in the properties to Gemini in exchange for shares of Gemini, resulting in 100% ownership by Gemini of the Properties. The properties being acquired by Gemini are Golden Promise, South Golden Promise and Victoria Lake. Crosshair has earned a 60% interest in both South Golden Promise and Victoria Lake and has the right to earn a 60% interest in the Golden Promise over a four year period expiring in May 2010. The Golden Promise option agreement between Crosshair and Paragon will be terminated upon closing of the proposed transaction.

Gemini will be funded by a planned prospectus offering in conjunction with a TSX Venture Exchange listing application. The listing of the shares of Gemini is subject to the approval of the TSX Venture Exchange. Crosshair proposes to carry out the spin-out, subject to required regulatory, legal and shareholder approvals, through a Plan of Arrangement (the "Arrangement") whereby the majority of Gemini shares to be received by Crosshair will be distributed to Crosshair shareholders on the basis of one Gemini common share for every 5.5 common shares of Crosshair held.

Under statutory provisions governing the Arrangement, Crosshair is required to seek an interim order and a final order from the B.C. Supreme Court to carry out and complete the spin-out. The interim order has been obtained and the Company has mailed to Crosshair shareholders of record, an information circular setting out, in prospectus level detail, the final terms and conditions of the Arrangement and the basis on which Crosshair shareholders will, on its completion, hold or receive shares of the two resulting companies. This matter will be presented for approval to Crosshair shareholders at its annual general meeting on September 15, 2008.

Acquisition of Universal Uranium’s Properties

In July, the Company acquired Universal Uranium Ltd.’s ("Universal") 60% interest in its uranium joint venture with Silver Spruce Resources in the CMB of Labrador. Universal previously acquired the interest in the Property from Silver Spruce Resources under the terms of a property acquisition agreement dated January 23, 2006.

In consideration therefore, Crosshair paid $500,000, issued 10,000,000 common shares and issued 7,500,000 three-year warrants expiring July 29, 2011. Each warrant entitles Universal to purchase an additional Crosshair common share at $1.00, unless the average trading price of Crosshair's common shares exceeds $2.00 for a period of at least 20 days in which case the expiry date will be accelerated. The securities issued to Universal are subject to escrow for two years and are being released in equal tranches at three month intervals. Additionally, Universal has granted Crosshair's management a voting proxy over those Crosshair shares it holds or acquires on exercise of the warrants it does not distribute to shareholders. Universal retains a 2% net smelter return royalty on its 60% interest in the Property which, at the option of Crosshair, can be reduced to 1.5% in consideration for $1,000,000.

Crosshair Exploration & Mining Corp.
Management Discussion & Analysis
For the Quarter Ended July 31, 2008
Date Prepared: September 10, 2008

Crosshair also purchased 2,222,222 units of Universal at a price of $0.45 per unit. Each unit consisted of one common share of Universal and one two-year share purchase warrant expiring July 29, 2010, entitling Crosshair to purchase an additional common share of Universal at a price of $0.65 each.

The Two Time Zone is the most advanced prospect within Universal's 1,184 square kilometre land holdings in the CMB. This Zone, and the majority of Universal's ground, is located north-west of the Company's current CMB Project. The Two Time Zone falls outside of Labrador Inuit Lands and is not directly impacted by the Nunatsiavut Government's recent decision to place a three year moratorium on uranium mining within their self-governed Labrador Inuit Lands. This moratorium was put in place in order to allow the Nunatsiavut Government time to establish a lands administration system and to develop an Environmental Assessment Act and environmental protection legislation. The current land position map is posted on the Company website at: http://www.crosshairexploration.com/s/CentralMineralBelt.asp.

The Two Time Zone was first discovered in September 2006 following an airborne radiometric survey and has a current strike length of 475 metres (m) and remains open along strike and to depth. Mineralization at the Two Time Zone is hosted in an altered, brecciated and fractured, felsic intrusive, which carries extensive hematite, chlorite, carbonate and albite alteration. The zone has similarities to large, iron oxide copper gold (IOCG) style, uranium rich, hematite breccia deposits such as the Olympic Dam deposit in Australia, the world's largest uranium deposit.

Universal and its 40% partner Silver Spruce Resources issued news releases on April 29, 2008, disclosing that Scott Wilson Roscoe Postle Associates had prepared a NI 43-101 Mineral Resource Estimate for the Two Time Zone on the Property estimating an indicated resource of 2.33 million pounds of uranium (U3O8) and an additional inferred resource of 3.73 million pounds of U3O8.

CMB Drilling Programs

The Company announced an intensive summer and fall exploration program that began in early July at the Central Mineral Belt (CMB) Uranium Project in Labrador. An 8,000 metre (m) drill program utilizing 2 to 3 drills will be directed at expanding known mineralization along the C Zone - Armstrong Corridor as well as defining known targets and testing new showings in the underexplored southern portion of the Property.

NORTHSTAR

A total of 6,000 m of drilling is planned within the Northstar area for the remainder of 2008. The program will be aimed at building upon the mineralized zones at Area 1 and the recently discovered Armstrong, as well as increasing the currently defined NI 43-101 uranium resource at the C Zone. The program has been designed to confirm the continuity of mineralization between all three zones. As a precursor to diamond drilling, extensive geological mapping and trenching programs have been designed for the C Zone - Armstrong Corridor. These programs will be conducted in conjunction with, and incorporated within, a regional geological mapping/prospecting program. Several new targets will also be drill tested.

C Zone

The C Zone is the most advanced uranium project on the Property, with an existing NI 43-101 compliant indicated resource of 3.19 million pounds of U3O8 (3.75 million tonnes at 0.04% U3O8) and an additional NI 43-101 inferred resource of 4.59 million pounds of U3O8 (6.32 million tonnes at 0.03% U3O8).

Over 17,000 m have been drilled at the C Zone since the last resource estimate. Drilling in 2007 returned the best intercepts to date highlighted by hole ML-87 (0.07% U3O8 over 71.3 m including 0.1% U3O8 over 45.7 m). More than 400 m were added to the strike length, which now totals 1500 m. An updated NI 43-101 resource, which included drilling up to May 2008, was released on August 7, 2008.

Crosshair Exploration & Mining Corp.
Management Discussion & Analysis
For the Quarter Ended July 31, 2008
Date Prepared: September 10, 2008

Area 1

A total of 49 holes have now been drilled at Area 1, which is located 1.5 kilometres (km) southwest of the C Zone. The geological setting and style of mineralization strongly resemble that of the C Zone and it is believed that Area 1 is part of a 4.5 km long mineralized trend. Uranium mineralization has now been defined over a strike length of 600 m and remains open to depth and along strike.

Armstrong

Armstrong is located approximately 3 km southwest of the C Zone and is believed to anchor the southern end of the same 4.5 km long trend that hosts the C Zone and Area 1. A total of 32 holes have now been drilled at Armstrong, which currently has a defined strike length of 300 m. This newly discovered zone is also open to depth and along strike.

IOCG Targets

Three deep drill holes were completed this past winter to test the potential for Iron Oxide Copper Gold (IOCG) type mineralization associated with a large gravity anomaly beneath the C Zone - Armstrong Corridor. Although unsuccessful in detecting IOCG mineralization, these holes provided geological data that will greatly help refine existing geophysical models to further evaluate the IOCG potential of the Property.

LONESTAR

The Lonestar Division is spearheading a detailed exploration program, which includes 2,000 m of drilling in the 585 square km southern portion of the Property. Ground work from 2007 that included a lake sediment survey, an alpha cup radon gas survey, geological mapping and geochemical sampling, identified several areas with highly anomalous concentrations of uranium and associated elements. These high priority targets are being further tested with detailed mapping as well as several geochemical programs. The two most advanced targets within Lonestar are Madsen Lake and Croteau Lake, both of which will be drill tested this summer.

Madsen Lake

Madsen Lake consists of four uranium occurrences hosted within sheared felsic volcanic rocks. Previous geochemical sampling in 2006 indicated promising potential. Recent field work has also followed up on other areas adjacent to Madsen Lake. Drilling is scheduled to start in mid September. Uranium mineralization in this area is thought to be similar to that of the Michelin Deposit, which is located 65 km to the northeast.

Croteau Lake

In 2007, a total of 87 grab samples have been collected in an area over several hundred square metres at Croteau Lake with an average grade of 0.33% U3O8 and a maximum of 2.09% U3O8. Although previous limited drilling has not yet located the source of the high-grade boulders, subsequent lake sediment, glacial till and alpha cup radon gas surveys indicate that the source is of a local nature. Further geochemical sampling and detailed mapping has been conducted as a precursor to additional drilling.

Crosshair wishes to acknowledge and thank the Government of Newfoundland and Labrador for its funding contribution under the Junior Exploration Assistance Program toward the Company's exploration work at Croteau Lake.

Additional information and maps for priority target areas on the CMB Uranium Property can be found on the Company website at: http://www.crosshairexploration.com/s/CentralMineralBelt.asp.

Crosshair Exploration & Mining Corp.
Management Discussion & Analysis
For the Quarter Ended July 31, 2008
Date Prepared: September 10, 2008

REVIEW OF FINANCIAL RESULTS

The following table summarizes the Company’s financial operations. For more detailed information, please refer to the unaudited financial statements.

Description	1Q 2009	4Q 2008	3Q 2008	2Q 2008
Total assets	46,911,489	42,270,262	30,039,387	30,610,318
Mineral properties	35,932,950	27,071,981	24,161,462	21,035,523
Working capital	9,934,238	13,266,286	4,068,141	8,136,934
Shareholders' equity	46,319,868	40,795,458	28,578,586	29,359,927
Net Loss	(1,816,353)	(3,378,556)	(2,786,458)	(3,696,142)
Loss per share	(0.02)	(0.05)	(0.04)	(0.05)
Mineral property expenditures	8,860,969	2,910,519	3,125,939	4,539,627

Description	1Q 2008	4Q 2007	3Q 2007	2Q 2007
Total assets	30,487,140	31,664,543	21,995,227	20,062,687
Mineral properties	16,495,896	14,551,292	11,819,005	9,509,304
Working capital	12,756,212	15,390,704	9,540,138	9,315,857
Shareholders' equity	29,624,678	30,308,076	21,523,027	18,956,814
Net Loss	(3,072,048)	(1,864,893)	(1,335,021)	(1,324,992)
Loss per share	(0.04)	(0.03)	(0.02)	(0.02)
Mineral property expenditures	1,944,604	2,732,287	2,309,701	3,719,941

Overview

For the first quarter of fiscal 2009, the Company reported a net loss for the period of $1,816,353 or $0.02 per common share, compared with a net loss of $3,072,048 or $0.04 per common share for the first quarter of fiscal 2008. The weighted average number of common shares for the first quarter of 2009 increased to 85,001,477 from 71,076,687 in the first quarter of 2008 all due mainly to share issuances related to property acquisitions and the 11,575,000 shares issued in regards to the bought deal financing that was completed during the fourth quarter of fiscal 2008.

Expenses

Expenses for the quarter were $1,554,580, $1,152,653 lower than in the same period in 2008 due primarily to significantly lower stock-based compensation expense partially offset by increases in other expenses.

Stock-based compensation expense for the first quarter was $574,937, $1,336,788 lower than in the corresponding period in 2008 due largely to certain stock options previously granted to non-management personnel being re-priced in line with prevailing market conditions. Additionally, certain options previously granted to directors and management were returned to the company for cancellation.

Transfer agent and filing fees increased by $120,322 to $203,875 in the first quarter as compared to 2008 due largely to the listing of the Company’s shares on the Toronto Stock Exchange (“TSX”) on May 12, 2008.

Wages and salaries, increased by $40,954 to $329,783 in the first quarter compared to 2008. Costs for rent and related office and administration were also up during the quarter as both the Company’s Vancouver and Newfoundland offices expanded to accommodate the growing number of personnel needed to support operations partially offset by reduced travel and investor relations expenses.

Crosshair Exploration & Mining Corp.
Management Discussion & Analysis
For the Quarter Ended July 31, 2008
Date Prepared: September 10, 2008

Other Income (Expenses)

Other expenses decreased in the first quarter of 2009 by $103,042 to $261,773 compared with 2008 primarily as a result of lower unrealized losses on the Company’s investment in marketable securities partially offset by lower interest income due to lower cash balances held during the period. Crosshair has accounted for its investment in marketable securities as “Held for Trading” in accordance with CICA Standard 3855 on Financial Instruments. Held-for-trading financial assets are measured at fair value and changes in fair value are recognized in net income.

Mineral Property Expenditures

During the first quarter of 2009, the Company incurred total expenditures of $8,860,969 compared to $1,944,604 in the first quarter of 2008 including $7,125,468 related to the acquisition of Universal Uranium Ltd.’s interest in its joint venture with Silver Spruce Resources. The remaining expenditures of $1,735,501 during the first quarter were down slightly from the corresponding period in 2008 with the bulk of the expenditures occurring at the Company’s Moran Lake property.

LIQUIDITY AND CAPITAL RESOURCES

Cash flows

As of July 31, 2008, the Company had cash and cash equivalents of $8,521,031, down $4,754,843 from April 30, 2008. Cash used in operating activities during the first quarter of 2009 was $1,078,624 compared with $1,471,055 in the first quarter of 2007 due primarily to the lower net loss. Cash utilized in investing activities increased by $1,026,178 to $3,659,227 primarily as a result of the investment in Universal Uranium Ltd. and cash expenditures associated with exploration activities.

The Company has sufficient funds to finance its operations for at least the balance of the fiscal year. The Company’s cash and cash equivalents are kept in a Schedule 1 Canadian financial institution and its affiliated brokerage house in highly liquid accounts and investments. No amounts have been or are invested in asset-backed commercial paper.

SHARE CAPITAL

The Company’s authorized capital consists of unlimited number of common shares without par value, and has securities outstanding as follows:

	As At
Security Description	July 31, 2008	Report Date
Common shares	94,865,825	94,865,825
Director, employee and contractor options – vested	5,010,500	5,205,500
Director, employee and contractor options – granted but not yet vested	2,207,500	2,137,500
Warrants to purchase shares	15,500,000	15,500,000
Warrants to purchase units (each unit consisting of one share and one warrant)	694,500	694,500

RELATED PARTY TRANSACTIONS

The Company entered into transactions with related parties as follows:

  charged management fees of $Nil (2007- $15,000) to another public company with directors in common. During fiscal 2008, in lieu of management fees, this company and Crosshair entered into a cost sharing arrangement whereby Crosshair is reimbursed for an agreed percentage, currently 30%, of shared expenses such as rent, office and salaries of certain personnel. Included in receivables as at July 31, 2008 is an amount of $63,359 (April 30, 2008: $75,407) owing from this company.

Crosshair Exploration & Mining Corp.
Management Discussion & Analysis
For the Quarter Ended July 31, 2008
Date Prepared: September 10, 2008

  incurred management fees of $Nil (2007 - $15,000) to Geir Liland and $18,750 (2007 – $Nil) to a private company controlled by Douglas R. Brett, both for services as CFO at mutually exclusive times.
  incurred independent directors’ fees of $40,000 (2007 - $22,500). These are paid to all non-executive directors, who earn $1,000 per month for their services to the Company as directors and $500 per month for committee participation.
  incurred legal fees of $Nil (2007 – $20,393) to the law firm of Anfield Sujir Kennedy & Durno, a partner of which, Jay Sujir, is a director of the Company. At July 31, 2008, $Nil (April 30, 2008 - $106,961) was owed to the firm.
  incurred geological consulting fees of $Nil (2007 – $10,250) to a private company owned by Stewart Wallis, a director of the Company at the time. These fees are included in mineral property costs.
  paid rent of $45,660 (2007: $Nil) for its Newfoundland office with a private company controlled by Chris Collingwood, who was appointed director during the year.

Amounts payable to related parties have no specific terms of repayment, are unsecured, and have no interest rate. The amounts charged to the Company for the services provided have been determined by negotiation among the parties and are covered by signed agreements. These transactions were incurred in the normal course of operations and, in management’s opinion, were undertaken with the same terms and conditions as transactions with unrelated parties.

CRITICAL ACCOUNTING ESTIMATES

Management considers the following estimates to be the most critical in understanding the judgements that are involved in the preparation of the Company’s financial statements for the quarter ended July 31, 2008 and the uncertainties that could impact its results of operations, financial condition and cash flow:

Use of estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the period. Actual results could differ from these estimates. Significant areas where management’s judgement is applied included: asset valuations and stock based compensation.

Impairment assessment of the carrying value of its Mineral properties

The Company reviews and evaluates the recoverability of the carrying values of mineral properties when events and circumstances suggest impairment. If, after management review, it is determined that capitalized acquisition, exploration and development costs are not recoverable over the estimated economic life of the property, or the property is abandoned, or management deems there to be an impairment in value, the property is written down to its net realizable value.

Stock-based compensation

The Company makes estimates regarding assumptions used in the calculation of stock based compensation. These included the risk-free interest rate, expected life of options, volatility and dividend rate. The Company reviews historical trading data, previous exercise history, and risk free interest rates posted by Canadian Banks in making these assumptions. The Company recognizes an expense arising from stock options granted to both employees and non-employees using the fair value method. The fair value of option grants is generally established at the date of grant using the Black Scholes option pricing model and the compensation amount, equal to the option’s fair value, is then recognized over the options vesting periods.

Crosshair Exploration & Mining Corp.
Management Discussion & Analysis
For the Quarter Ended July 31, 2008
Date Prepared: September 10, 2008

ACCOUNTING POLICIES

Canadian Accounting Pronouncements Adopted During the Quarter

Capital Disclosures

In December 2006, the CICA issued Handbook Section 1535, Capital Disclosures, which establishes standards for disclosing information about an entity’s capital and how it is managed. The entity’s disclosure should include information about its objectives, policies and processes for managing capital and disclosure whether or not it has complied and the consequences of non-compliance with any capital requirements to which it is subject. This new standard became effective for the Company beginning on May 1, 2008.

Financial Instruments – Disclosures and Financial Instruments - Presentation

In December 2006, the CICA issued Handbook Sections 3862, Financial Instruments – Disclosures, and 3863, Financial Instruments – Presentation. Section 3862 modifies the disclosure requirements of Section 3861, Financial Instruments –Disclosure and Presentation, including required disclosure for the assessment of the significance of financial instruments for an entity’s financial position and performance and of the extent of risks arising from financial instruments to which the Company is exposed and how the Company manages those risks, whereas Section 3863 carries forward the presentation related requirements of Section 3861. These new standards became effective for the Company beginning on May 1, 2008.

Going Concern

In April 2007, the CICA approved amendments to Handbook Section 1400, General Standards of Financial Statement Presentation. These amendments require management to assess an entity’s ability to continue as a going concern. When management is aware of material uncertainties related to events or conditions that may cast doubt on an entity’s ability to continue as a going concern, those uncertainties must be disclosed. In assessing the appropriateness of the going concern assumption, the standard requires management to consider all available information about the future, which is at least, but not limited to, twelve months from the balance sheet date. The new requirements of the standard are applicable for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2008. They will become effective for the company beginning May 1, 2008. The Company is currently evaluating the impact of this standard.

Future Accounting Standards

International Financial Reporting Standards ("IFRS")

In 2006, the Canadian Accounting Standards Board ("AcSB") published a new strategic plan that will significantly affect financial reporting requirements for Canadian companies. The AcSB strategic plan outlines the convergence of Canadian GAAP with IFRS over an expected five year transitional period. In February 2008, the AcSB announced that 2011 is the changeover date for publicly-listed companies to use IFRS, replacing Canada's own GAAP. The date is for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. The transition date of January 1, 2011 will require the restatement for comparative purposes of amounts reported by the Company for the year ended December 31, 2010. While the Company has begun assessing the adoption of IFRS for 2011, the financial reporting impact of the transition to IFRS cannot be reasonably estimated at this time.

COMMITMENTS AND CONTINGENCIES

The Company has entered into operating lease agreements for its office premises in Vancouver and Newfoundland. The annual commitments under these leases are: fiscal 2009 - $284,280; 2010 - $284,280 and 2011- $194,946.

Crosshair Exploration & Mining Corp.
Management Discussion & Analysis
For the Quarter Ended July 31, 2008
Date Prepared: September 10, 2008

OUTLOOK

The Company is proceeding with the spin-out of its gold and VHMS properties to a new entity, Gemini Metals Corp., which it hopes to complete by the second quarter of fiscal 2009. Most of the Gemini shares it receives in exchange for its interest in these properties will be distributed to Crosshair shareholders.

After completing the spin-out, the Company’s focus will be exclusively on uranium exploration and development for the foreseeable future. Crosshair intends to continue the current extensive exploration program on its CMB uranium properties in Newfoundland and Labrador, and integrate the Universal Uranium properties it is acquiring.

Labrador’s Nunatsiavut Government has announced a moratorium on uranium mining for the next 3 years on Inuit land it governs. As the vast majority of the Company’s uranium properties do not fall under Nunatsiavut jurisdiction, such a moratorium, is not expected to directly materially affect the Company’s operations or prospects, however, a negative impact on market sentiment toward the area may develop, making it more difficult to raise capital as needed.

GENERAL

The Company records its interest in mineral properties at cost. Exploration expenditures relating to properties that have resources or significant mineralization requiring additional exploration, as well as interest and costs to finance those expenditures, are deferred and will be amortized against future production following commencement of commercial production, or written off if the properties are sold, allowed to lapse, abandoned or become impaired.

Management regularly reviews the net carrying value of each mineral property. Where information is available and conditions suggest impairment, estimated future net cash flows from each property are calculated using estimated future prices, resources, and operating, capital and reclamation costs on an undiscounted basis. Where estimates of future net cash flows are not available and where other conditions suggest impairment, management assesses whether carrying value can be recovered. When it is determined that a mineral property is impaired it is written down to its estimated fair value.

Management’s estimates of mineral prices and operating, capital and reclamation costs are subject to certain risks and uncertainties that may affect the recoverability of mineral property costs. Although management has made its best estimate of these factors, it is possible that changes could occur in the near term, which could adversely affect management’s estimate of the net cash flow to be generated from its properties.

The recoverability of amounts shown for mineral properties and related deferred costs is dependent upon the discovery of economically recoverable reserves, securing and maintaining title and beneficial interest in the properties, the ability of the Company to obtain necessary financing to continue operations and to complete the development and upon future profitable production or proceeds from the disposition thereof.

RISK FACTORS

Commodity Price Volatility

The market prices for commodities, over which the Company has no control, are volatile. There is no assurance that if commercial quantities of these commodities are discovered, a profitable market will exist for a production decision to be made or for the ultimate sale of production at a profit. As the Company is currently not in production, no sensitivity analysis for price changes has been provided.

Resource Estimates

There is a degree of uncertainty attributable to the calculation of reserve tonnages and grades. Resource estimates are dependent partially on statistical inferences drawn from drilling, sampling and other data. The measured and indicated and inferred resource figures set forth by the Company are estimates, and there is no certainty that these resources can be converted into reserves with profitable extraction. Declines in the market prices for metals may adversely affect the economics of converting a resource estimate into a reserve.

Crosshair Exploration & Mining Corp.
Management Discussion & Analysis
For the Quarter Ended July 31, 2008
Date Prepared: September 10, 2008

Exploration and Development

Mineral exploration and development involves a high degree of risk and few properties that are explored are ultimately developed into producing mines. There is no assurance that the Company’s mineral exploration activities will result in any discoveries of new bodies of commercial ore. There is also no assurance that presently identified mineralization can be mined at a profit. Discovery of mineral deposits is dependent upon a number of factors and significantly influenced by the technical skill of the exploration personnel involved.

The commercial viability of a mineral deposit is also dependent upon a number of factors, some of which are beyond the Company’s control such as, commodity prices, exchange rates, government policies and regulation and environmental protection.

FINANCIAL INSTRUMENTS

The Company’s financial instruments consist of cash and cash equivalents, marketable securities, receivables, and payables and accrued liabilities. Unless otherwise noted, it is management’s opinion that the Company is not exposed to significant interest, currency or credit risks arising from the financial instruments. The fair value of these financial instruments approximates their carrying value due to their short-term maturity or capacity for prompt liquidation. The Company’s investment in marketable securities continues to be negatively affected by stock market volatility. There can be no assurance that the Company can exit these positions if required, resulting in proceeds approximating the current carrying value.

DISCLOSURE CONTROLS

Management is responsible for the design and effectiveness of disclosure controls and procedures to provide reasonable assurance that material information related to the Company is communicated to the Company’s certifying officers. The Company’s Chief Executive Officer and Chief Financial Officer have each evaluated the effectiveness of the Company’s disclosure controls and procedures as of July 31, 2008 and have concluded that these controls and procedures are effective in providing reasonable assurance that material information relating to the Company is made available to them.

INTERNAL CONTROLS

There were no changes in the Company’s internal controls over financial reporting during the quarter ended July 31, 2008 that have affected, or which are reasonably likely to materially affect, its internal control over financial reporting.

SUBSEQUENT EVENTS

Subsequent to July 31, 2008, the Company:

  Granted 150,000 stock options with an exercise price of $0.50 per option and an expiry date of August 1, 2013.

  On August 19, 2008, the Company received a letter from the American Stock Exchange advising the Company is not in compliance with the listing requirements under Sections 134 and 1101 of the AMEX Company Guide whereby the Company failed to include its audited management report on the Company’s internal controls over financial reporting as required under Section 404 of the Sarbanes-Oxley Act of 2002. On August 28, 2008, the Company responded to the AMEX letter with a detailed plan and timetable for obtaining compliance no later than October, 17, 2008. The plan for compliance was accepted by the AMEX on September 5, 2008, and the Company was granted an extension to November, 17, 2008, to file its amended Form 20-F.